Creations, Inc.

c/o Sichenzia Ross Ference LLP

1185 Avenue of the Americas, 37th Floor

New York, NY 10036

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Office of Mergers and Acquisitions

Division of Corporation Finance

Attention: David Lin

July 29, 2020

Re:	Creations, Inc.
Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted July 14, 2020
CIK No. 0001795938

Ladies and Gentlemen:

On behalf of Creations, Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”), the above-captioned Registration Statement on Form S-1 of the Company, filed on February 12, 2020 (as amended, the “Draft Registration Statement”), as amended by Amendment No. 1 and Amendment No. 2 to the Registration Statement on Form S-1 of the Company, filed on June 3, 2020 (the “Amendment No. 1”) and on July 14, 2020 (the “Amendment No. 2”), respectively. This filing is a live filing so it is identified as the S-1 but has been revised to reflect the Company’s responses to the comment letter to Amendment No. 2 received on July 27, 2020 from the staff of the commission (the “Staff”).

Amendment No. 2 to Draft Registration Statement on Form S-1

Risk Factors, page 4

1.	Given the potential material impact on future operations, liquidity and financial position, please revise your next amendment to include a risk factor related to coronavirus (COVID-19).

Response: The Company respectfully acknowledges the Staff’s comment and has included a risk factor on page 7 related to coronavirus (COVID-19).

Special Note Regarding Forward-Looking Statements, page 11

2.	We note your revisions in response to comment 1. Please further revise to remove your statement that investors “should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only.” This statement may suggest to investors that you are not responsible for omissions of material facts necessary to make your statements not misleading at the time of sale or contract of sale.

Response: The Company respectfully acknowledges the Staff’s comment and has removed the referenced statement on page 11.

Selling Stockholders, page 12

3.

We note your response to comment 2 and revised disclosure that Adam Breslawski is an affiliate of a broker-dealer. Please note that a selling stockholder who is an affiliate of a broker-dealer must be identified in the prospectus as an underwriter unless the prospectus states, if true, that:

• the selling stockholder purchased the shares being registered for resale in the ordinary course of business; and

• at the time of the purchase, the selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Please revise as appropriate.

Response: The Company respectfully notes that Mr. Breslawsky meets both of those conditions and has added the disclosure in the prospectus.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview - Results of Operations for the quarter ended March 31, 2020 and 2019, page 15

4.	Please revise your next amendment to present the most recent period first (March 31, 2020) for G&A Expenses to align with other disclosures throughout MD&A where the most recent period is listed first in the columnar format.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the columnar format for the G&A Expenses table on page 15 to address the Staff’s comment by putting the more recent period (March 31, 2020) first..

5.	We note you had material increases in services and professional fees in the periods presented. Please revise your next amendment to include more fulsome disclosure related to the increase in services and professional fees in the three months ended March 31, 2020 as compared to the three months ended March 31, 2019 and the year ended December 31, 2019 as compared to the year ended December 31, 2018. Your disclosure should provide an analysis of material events explaining the underlying reasons for the period-to-period changes and the underlying reasons for the changes.

Response: The Company respectfully acknowledges the Staff’s comment and has provided more fulsome disclose related to the increase in services and professional fees for the relevant periods in footnote (1) to the G&A expenses tables on page 15 and page 16.

Condensed Consolidated Financial Statements as of March 31, 2020

Notes to Condensed Consolidated Financial Statements

Note 1 - General, page F-7

6.	Please revise your next amendment to provide clarity regarding your disclosure that you anticipate COVID-19 will have a material impact on future results of operations but will not have a material effect on your liquidity or financial position.

Response: The Company respectfully acknowledges the Staff’s comment and has amended the note to the Company’s financial statement to explain the anticipated effect of COVID 19 on its future results of operations and liquidity.

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact our counsel, Arthur Marcus with any questions or comments regarding this correspondence.

Sincerely,

/s/ Guy Nissenson

cc:	Arthur Marcus, SRF LLP (via email)
Guy Nissenson, Creations, Inc. (via email)